UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)

ALLIANCEBERNSTEIN L.P.

(f/k/a Alliance Capital Management L.P.)

(Name of Issuer)

Units of Limited Partnership Interest

(Title of Class of Securities)

N/A

(CUSIP Number)

Anders Malmström

Senior Executive Vice President and Chief Financial Officer

AXA Financial, Inc.

1290 Avenue of the Americas

New York, New York 10104

(212) 554-1234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

George Stansfield, General Counsel

AXA, 25, avenue Matignon

75008 Paris, France

011-331-40-75-57-00

April 28, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See

Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) AXA 98-0342809
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,121,745 - See Item 5 (Not to be construed as an admission of beneficial ownership)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.3% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AXA Assurances I.A.R.D. Mutuelle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,121,745 - See Item 5 (Not to be construed as an admission of beneficial ownership)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.3% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) IC

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AXA Assurances Vie Mutuelle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,121,745 - See Item 5 (Not to be construed as an admission of beneficial ownership)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.3% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) IC

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Denis Duverne, as AXA Voting Trustee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of the Republic of France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,121,745 - See Item 5 (Not to be construed as an admission of beneficial ownership)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.3% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Mark Pearson, as AXA Voting Trustee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of the United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,121,745 - See Item 5 (Not to be construed as an admission of beneficial ownership)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.3% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AXA America Holdings, Inc. 90-0226248
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,187,163 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.7% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AXA Financial, Inc. 13-3623351
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 120,027,163 - See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 120,027,163 - See Item 5
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,027,163 – See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.6% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AXA Equitable Financial Services, LLC 52-2197822
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,994,405 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AXA Equitable Life Insurance Company 13-5570651
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,406,933 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) IC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS ACMC, LLC 13-2677213
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 74,406,933 - See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 74,406,933 - See Item 5
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,406,933 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AXA AMERICA CORPORATE SOLUTIONS, INC. 36-3044045
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,160,000 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) IC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS COLISEUM REINSURANCE COMPANY 36-2994662
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,160,000 - See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 8,160,000 - See Item 5
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,160,000 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) IC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) MONY Life Insurance Company of America 86-0222062
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,587,472 - See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,587,472 - See Item 5
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,587,472 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) IC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AXA-IM HOLDING U.S. INC. 68-0461436
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,934,582 - See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 41,934,582 - See Item 5
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,934,582 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

This Amendment No. 12 amends the Statement on Schedule 13D (“Schedule 13D”) initially filed on June 30, 2000 with the Securities and Exchange Commission, as amended by Amendment No. 1 to the Schedule 13D filed on November 27, 2002, Amendment No. 2 to the Schedule 13D filed on March 9, 2004, Amendment No. 3 to the Schedule 13D filed on December 22, 2004 (“Amendment No. 3”), Amendment No. 4 to the Schedule 13D filed on March 7, 2007, Amendment No. 5 to the Schedule 13D filed on December 19, 2008 (“Amendment No. 5”), Amendment No. 6 to the Schedule 13D filed on January 8, 2009, Amendment No.7 to the Schedule 13D filed on April 1, 2009, Amendment No. 8 to the Schedule 13D filed on December 16, 2011, Amendment No. 9 to the Schedule 13D filed on September 23, 2013, Amendment No. 10 to the Schedule 13D filed on December 20, 2013 and Amendment No. 11 to the Schedule 13D filed on January 5, 2016, each of which was filed by (i) AXA, a company organized under the laws of France, (ii) Finaxa, a holding company organized under the laws of France (through Amendment No. 3), (iii) the Mutuelles AXA (as herein defined), (iv) the Trustees of a Voting Trust (established pursuant to the Voting Trust Agreement dated as of May 12, 1992), (v) AXA Financial, Inc., a Delaware corporation (“AXF”), (vi) AXA Equitable Financial Services, LLC (formerly known as AXA Client Solutions, LLC and AXA Financial Services LLC), a Delaware limited liability company whose sole member is AXF, (vii) AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States), a New York stock life insurance company, (viii) Equitable Holdings, LLC, a New York limited liability company whose sole member is AXA Equitable (through Amendment No. 5), (ix) ACMC, LLC, a Delaware limited liability company whose sole member is AXA Equitable (“ACMC”), and (x) ECMC, LLC, a Delaware limited liability company (through Amendment No. 5), which Schedule 13D relates to the units of limited partnership interest (“AB Capital Units”) of AllianceBernstein L.P. (formerly known as Alliance Capital Management L.P.), a Delaware limited partnership (“AllianceBernstein”).

ITEM 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by deleting the final paragraph and inserting the following paragraphs at the end thereof.

AllianceBernstein Corporation (“Corporation”) is the general partner of AllianceBernstein Holding L.P. (“AB Holding”) and AllianceBernstein L.P. (“AllianceBernstein” and, together with the Corporation and AB Holding, “AB”). AB Holding’s and AllianceBernstein’s activities are managed and controlled by the Corporation. The board of directors of the Corporation (the “Board”) acts as the board of directors for each of AB Holding and AllianceBernstein. Equitable Holdings, LLC (the “Stockholder”) is the sole stockholder of the Corporation.

Board Changes

On April 28, 2017, the Stockholder acted by written consent to remove the following nine directors from the Board: Christopher M. Condron, Steven G. Elliott, Deborah S. Hechinger, Weston M. Hicks, Heidi S. Messer, Scott A. Schoen, Lorie A. Slutsky, Joshua A. Weinreich and Peter S. Kraus. Following this action by the Stockholder, Denis Duverne and Mark Pearson remain on the Board.

On April 29, 2017, the Stockholder acted by written consent to elect the following six directors to the Board: Seth Bernstein, Ramon de Oliveira, Barbara Fallon-Walsh, Daniel Kaye, Anders Malmström and Robert Zoellick. These six directors join Denis Duverne and Mark Pearson on the eight-member Board. Mr. Zoellick was named Chairman of the Board. A copy of the non-executive chairman agreement is attached as Exhibit 12 and is incorporated herein by reference.

CEO Transition

On April 28, 2017, the Board terminated Peter S. Kraus from his position as Chief Executive Officer of AB. A copy of the cooperation agreement entered into with Mr. Kraus in connection with his termination is attached as Exhibit 13 and is incorporated herein by reference. The Board appointed Seth Bernstein as President and Chief Executive Officer of AB, to succeed Mr. Kraus, to provide services pursuant to an employment agreement effective May 1, 2017. A copy of the employment agreement is attached as Exhibit 14 and is incorporated herein by reference.

AXA Unit Purchase Agreement with Mr. Kraus

On April 30, 2017, AXA America Holdings, Inc. (“AXA America”), an indirect parent of the Stockholder, entered into a unit purchase agreement with Mr. Kraus covering all of the Units beneficially owned by Mr. Kraus. Mr. Kraus beneficially owns 4,337,643 Units. Pursuant to the unit purchase agreement, AXA America has agreed to purchase from Mr. Kraus, and Mr. Kraus has agreed to sell to AXA America, on September 1, 2017, the Units owned by Mr. Kraus as of the close of business on April 28, 2017 at a purchase price of $22.90 per unit (not including restricted Units (the “Restricted Units”) to be delivered at specified future dates to Mr. Kraus in accordance with the terms of his employment agreement or with respect to which he has deferred delivery). As to the Restricted Units, AXA America and Mr. Kraus have agreed to call and put options, respectively, at specified future market prices if the Units are trading within a specified trading price range, and Mr. Kraus has granted AXA America a right of first refusal on future sales of Restricted Units by Mr. Kraus if the market price of the Units is outside of such specified trading price range, in each case as further described in the unit purchase agreement. A copy of the unit purchase agreement is attached to this report as Exhibit 15 and is incorporated herein by reference.

ITEM 7.	Material to be Filed as Exhibits

Exhibit 1	Filing Agreement with respect to the Schedule 13D among the Reporting Persons (incorporated by reference to Exhibit 17 to the Schedule 13D filed with the Securities and Exchange Commission on August 4, 1992)

Exhibit 2	Second Amended and Restated Voting Trust Agreement, dated as of April 29, 2011 (incorporated by reference to Exhibit 9 filed with Amendment No. 17 to the AllianceBernstein Holding L.P. (“AB Holding”) Schedule 13D)

Exhibit 3	Power of Attorney for the Voting Trustees, dated October 16, 2014 with respect to Denis Duverne (incorporated by reference to Exhibit 11 filed with Amendment No. 19 to the AB Holding Schedule 13D)

Exhibit 4	Power of Attorney for the Voting Trustee, Mark Pearson, dated December 3, 2014 (Incorporated by reference to Exhibit 12 filed with Amendment No. 19 to the AB Holding Schedule 13D on January 5, 2016)

Exhibit 5	Power of Attorney with respect to AXA (incorporated by reference to Exhibit 13 filed with Amendment No. 19 to the AB Holding Schedule 13D on January 5, 2016)

Exhibit 6	Power of Attorney with respect to AXA Assurances I.A.R.D. Mutuelle (incorporated by reference to Exhibit 14 filed with Amendment No. 19 to the AB Holding Schedule 13D on January 5, 2016)

Exhibit 7	Power of Attorney with respect to AXA Assurances VIE Mutuelle (incorporated by reference to Exhibit 15 filed with Amendment No. 19 to the AB Holding Schedule 13D on January 5, 2016)

Exhibit 8	Power of Attorney with respect to AXA America Holdings, Inc. (incorporated by reference to Exhibit 16 filed with Amendment No. 19 to the AB Holding Schedule 13D on January 5, 2016)

Exhibit 9	Power of Attorney with respect to AXA America Corporate Solutions, Inc. (incorporated by reference to Exhibit 22 filed with Amendment No. 19 to the AB Holding Schedule 13D on January 5, 2016)

Exhibit 10	Power of Attorney with respect to Coliseum Reinsurance Company (incorporated by reference to Exhibit 23 filed with Amendment No. 19 to the AB Holding Schedule 13D on January 5, 2016)

Exhibit 11	Power of Attorney with respect to AXA-IM Holding U.S. Inc. (incorporated by reference to Exhibit 24 filed with Amendment No. 19 to the AB Holding Schedule 13D)

Exhibit 12	Non-Executive Chairman Agreement between Robert Zoellick and AllianceBernstein Corporation (incorporated by reference to Exhibit 10.1 to AllianceBernstein L.P.’s Current Report on Form 8-K filed on May 1, 2017)

Exhibit 13	Cooperation Letter among Peter S. Kraus, AllianceBernstein Holding L.P., AllianceBernstein L.P. and AllianceBernstein Corporation (incorporated by reference to Exhibit 10.2 to AllianceBernstein L.P.’s Current Report on Form 8-K filed on May 1, 2017)

Exhibit 14	Employment Agreement among Seth Bernstein, AllianceBernstein Holding L.P., AllianceBernstein L.P. and AllianceBernstein Corporation (incorporated by reference to Exhibit 10.3 to AllianceBernstein L.P.’s Current Report on Form 8-K filed on May 1, 2017)

Exhibit 15	Unit Purchase Agreement between Peter S. Kraus and AXA America Holdings, Inc. (incorporated by reference to Exhibit 10.4 to AllianceBernstein L.P.’s Current Report on Form 8-K filed on May 1, 2017)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 1, 2017

AXA

AXA ASSURANCES I.A.R.D. MUTUELLE

AXA ASSURANCES VIE MUTUELLE

DENIS DUVERNE AND MARK PEARSON AS AXA VOTING TRUSTEES UNDER THE VOTING TRUST AGREEMENT

AXA AMERICA CORPORATE SOLUTIONS, INC.

COLISEUM REINSURANCE COMPANY

AXA-IM HOLDING U.S. INC.

By:	/s/ Anders Malmström
Name:	Anders Malmström
Title:	Attorney-in-Fact

[Signature Page – AllianceBernstein L.P. 13D]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 1, 2017

AXA AMERICA HOLDINGS, INC.

By:	/s/ Anders Malmström
Name:	Anders Malmström
Title:	Senior Executive Vice President

[Signature Page – AllianceBernstein L.P. 13D]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 1, 2017

AXA FINANCIAL, INC.

By:	/s/ Anders Malmström
Name:	Anders Malmström
Title:	Senior Executive Vice President and Chief Financial Officer

[Signature Page – AllianceBernstein L.P. 13D]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 1, 2017

AXA EQUITABLE FINANCIAL SERVICES, LLC

By:	/s/ Anders Malmström
Name:	Anders Malmström
Title:	Senior Executive Director and Chief Financial Officer

[Signature Page – AllianceBernstein L.P. 13D]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 1, 2017

AXA EQUITABLE LIFE INSURANCE COMPANY

By:	/s/ Anders Malmström
Name:	Anders Malmström
Title:	Senior Executive Director and Chief Financial Officer

[Signature Page – AllianceBernstein L.P. 13D]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 1, 2017

ACMC, LLC

By:	/s/ Anders Malmström
Name:	Anders Malmström
Title:	Chairman, President and Chief Executive Officer

[Signature Page – AllianceBernstein L.P. 13D]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 1, 2017

MONY LIFE INSURANCE COMPANY OF AMERICA

By:	/s/ Anders Malmström
Name:	Anders Malmström
Title:	Senior Executive Vice President and Chief Financial Officer

[Signature Page – AllianceBernstein L.P. 13D]